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                               February 22, 2022

       Bangxin Zhang
       Chief Executive Officer
       TAL Education Group
       15/F, Danling SOHO
       6 Danling Street, Haidian District
       Beijing 100080
       People   s Republic of China

                                                        Re: TAL Education Group
                                                            Form 20-F for the
Fiscal Year Ended February 28, 2021
                                                            Form 6-K filed
November 15, 2021
                                                            File No. 001-34900

       Dear Mr. Zhang:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 20-F

       Item 3. Key Information, page 3

   1.                                                   Please disclose
prominently that you are not a Chinese operating company but a Cayman
                                                        Islands holding company
with operations conducted by your subsidiaries and through
                                                        contractual
arrangements with a variable interest entity (VIE) based in China and that this structure involves
unique risks to investors. If true, disclose that these contracts have not been tested in court.
Explain whether the VIE structure is used to provide investors with exposure to foreign
investment in China-based companies where Chinese law prohibits direct foreign
investment in the operating companies, and disclose that investors may never hold equity
interests in the Chinese operating company. Your disclosure should acknowledge that
Chinese regulatory authorities could disallow this structure, which would likely result in
a material change in your operations and/or a material change in the
 Bangxin Zhang
FirstName LastNameBangxin  Zhang
TAL Education Group
Comapany22,
February  NameTAL
            2022    Education Group
February
Page 2 22, 2022 Page 2
FirstName LastName
         value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.
2. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in
China. Your disclosure
         should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how
         recent statements and regulatory actions by China   s government, such
as those related to
         the use of variable interest entities and data security or anti-monopoly concerns, have or
         may impact the company   s ability to conduct its business, accept
foreign investments, or
         list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. This summary should address, but not necessarily be limited to, the risks highlighted in the Forward-Looking Statements section.
3. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the
         business operations. Refrain from using terms such as    we    or
our    when describing
         activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
4. Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails, and provide early in the summary a diagram of the
company   s corporate
         structure, identifying the person or entity that owns the equity in each depicted entity.
         Describe all contracts and arrangements through which you claim to have economic rights
         and exercise control that results in consolidation of the VIE   s
operations and financial
         results into your financial statements. Identify clearly the entity in which investors are
         purchasing their interest and the entity(ies) in which the company   s
operations are
         conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman
         Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.
 Bangxin Zhang
FirstName LastNameBangxin  Zhang
TAL Education Group
Comapany22,
February  NameTAL
            2022    Education Group
February
Page 3 22, 2022 Page 3
FirstName LastName
5. Revise to provide a summary of risk factors, disclose the risks that your corporate
         structure and being based in or having the majority of the company   s
operations in China
         poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the document. For example, specifically discuss risks arising from the legal system in
         China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-
         based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
6. Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer your securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency that is
         required to approve the VIE   s operations, and state affirmatively
whether you have
         received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
7. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
         Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S.
         investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
 Bangxin Zhang
FirstName LastNameBangxin  Zhang
TAL Education Group
Comapany22,
February  NameTAL
            2022    Education Group
February
Page 4 22, 2022 Page 4
FirstName LastName
8. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
9. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
Item 3.(d) Risk Factors, page 5

10.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
11. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
If the PRC government determines that the agreements that establish the structure for operating our business... , page 20

12. You state here that the VIE Contractual Arrangements provide us with the ability to
         "effectively control" your VIEs. You also state elsewhere in your annual report that, as a
 Bangxin Zhang
FirstName LastNameBangxin  Zhang
TAL Education Group
Comapany22,
February  NameTAL
            2022    Education Group
February
Page 5 22, 2022 Page 5
FirstName LastName
         result of the VIE Contractual Arrangements, you are the "primary beneficiary" of the
         VIEs. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under
         U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.
13. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the your securities may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.
Our ADSs may be delisted under the Holding Foreign Companies Accountable Act... , page 39

14. We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the
         Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would
         decrease the number of    non-inspection years    from three years to
two years, and thus,
         would reduce the time before your securities may be prohibited from trading or delisted.
         Update your disclosure to reflect that the Commission adopted rules to implement the
         HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the
         Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. CONSOLIDATED FINANCIAL STATEMENTS
2. SIGNIFICANT ACCOUNTING POLICIES, page F-27

15.      We note your disaggregated revenues includes    other    revenue
primarily derived from
         one-on-one online tutoring services for children, artificial
intelligence(   AI   ) interactive
         courses provided on the Group   s online platforms, and books related
to preschool and K-
         12 and a separate line for online education services through www.xueersi.com. Please
         distinguish for us the online revenue reported as    others    and the
online education
         services through www.xueersi.com and explain why you have not aggregated online revenues.
Form 6-K filed November 15, 2021

General
 Bangxin Zhang
TAL Education Group
February 22, 2022
Page 6
16. We note the issuance of the Opinions on Further Alleviating the Burden of Homework
         and After-School Tutoring for Students in Compulsory Education by the General Office
         of the CPC Central Committee and the General Office of the State Council (Opinion) and
         the subsequent issuance of the Beijing Municipality   s Measures to
Further Reduce the
         Burden of Homework and After-School Tutoring on Students in Compulsory Education in
         Beijing. We also note your Form 6-K filed November 15, 2021 which included a press release which provided a business update based upon regulatory developments related to the Opinion and the related implementing rules, regulations and measures promulgated by competent government authorities. Additionally, we note your statements in the press release that the company plans to cease offering academic subjects to students from kindergarten through grade nine in the mainland of China by the end of December 2021, the cessation will have a substantial adverse impact on the company
s revenues for the
         fiscal year ending February 28, 2022, including subsequent periods, and that historically the revenues from offering academic services accounted for a substantial
         majority of the company   s total revenues. Please elaborate upon
these statements to
         explain the following:
             Quantify the portion of your total revenues that will be impacted by cessation of offering these academic services.
             Quantify any other material financial impacts related to the cessation of offering these academic services. In this regard, we note that you operate a large number of learning centers and services centers which could be directly or indirectly impacted.
         Lastly, we note that the Opinion contains restrictions related to registration as non-profit versus profit, foreign ownership and use of contractual arrangements, public listing and capital raising. Please address each of these additional restrictions and the company's compliance with these additional restrictions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameBangxin Zhang                                Sincerely,
Comapany NameTAL Education Group
                                                               Division of
Corporation Finance
February 22, 2022 Page 6                                       Office of Trade
& Services
FirstName LastName